SECURITI 05036303 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A) Amendment
PART III

SEC FILE NUMBER
8-22482

RECEIVED JAN 24 2005 152 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barwell Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3209 Ingersoll Avenue, Suite 210
(No. and Street)

Des Moines	Iowa	50312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGowen, Hurst, Clark & Smith P.C.
(Name — *if individual, state last, first, middle name*)

1601 West Lakes Parkway, Suite 300,	West Des Moines,	Iowa	50266
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 27 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

McGowen
Hurst
Clark
& Certified Public Accountants
Business Advisors
Smith, P.C.

David W. Hurst, CPA
Kathleen A. Koenig, CPA
Robert R. McGowen, CPA
Michael W. McNichols, CPA
Thomas J. Pflanz, CPA
John A. Schmidt, CPA
Daniel A. Schwarz, CPA
S. James Smith, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Barwell Securities Corporation

We have audited the accompanying statement of financial condition of Barwell Securities Corporation as of November 30, 2004, and the related statement of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barwell Securities Corporation as of November 30, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness, and the Statement of Changes in Liabilities Subordinated to the Claims of General Creditors are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGowen, Hurst, Clark & Smith, P.C.

West Des Moines, Iowa
December 17, 2004

1601 West Lakes Parkway, Suite 300
West Des Moines, Iowa 50266
515-288-3279 ∘ Fax: 515-280-1490

www.mhcscpa.com

Member of CPAmerica International
and the American Institute of Certified Public Accountants

Founded in 1946

106 E. Jefferson Street, P.O. Box 312
Winterset, Iowa 50273-0312
515-462-1882 ∘ Fax: 515-462-1577

OATH OR AFFIRMATION

I, Roger D. Hershey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barwell Securities Corporation, as of November 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

CINDY K KLAASSEN
Commission Number 716163
My Commission Expires
4-23-05
NOTARIAL SEAL IOWA

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO.
	8-22482 [14]
	FIRM ID. NO.
Barwell Securities Corporation [13]	42-1091365 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
3209 Ingersoll Avenue, Suite 210 [20] (No. and Street)	12/01/03 [24]
	AND ENDING (MM/DD/YY)
Des Moines [21] (City) Iowa [22] (State) 50312 [23] (Zip Code)	11/30/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
Roger D. Hershey [30]	515-255-6210 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 11 day of Jan 19 2005

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—*Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

McGowen, Hurst, Clark & Smith P.C.

70

ADDRESS Number and Street	City	State	Zip Code
1601 West Lakes Parkway Suite 300	West Des Moines	Iowa	50266
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 11/30/04 [99]
SEC FILE NO. 8-22482 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 25,257 [200]		$ 25,257 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	2,885 [295]		
B. Other	[300]	$ [550]	2,885 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes: market value of collateral:	[470]	[640]	[890]
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	477 [680]	477 [920]
11. Other assets. Deferred income taxes	[535]	[735]	[930]
12. TOTAL ASSETS	$ 28,142 [540]	$ 477 [740]	$ 28,619 [940]

The accompanying notes are an integral part of these financial statements

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation as of 11/30/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	798	1205		1385	798	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			30,500	1400	30,500	1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ 20,000 [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 798	1230	$ 30,500	1450	$ 31,298	1760

Ownership Equity

		Total	
21. Sole proprietorship		$	1770
22. Partnership (limited partners	$ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock $1 par value 8,000 shares authorized. 3,750 shares issued and outstanding		3,750	1792
C. Additional paid-in capital		119,421	1793
D. Retained earnings		(120,675)	1794
E. Total		2,496	1795
F. Less capital stock in treasury		(5,175)	1796
24. TOTAL OWNERSHIP EQUITY		$ (2,679)	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 28,619	1810

The accompanying notes are an integral part of these financial statements

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation

For the period (MMDDYY) from 12/01/03 [3932] to 11/30/04 [393]
Number of months included in this statement 12 [393]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	11,217	393
b. Commissions on listed option transactions		0	393
c. All other securities commissions		9,352	393
d. Total securities commissions		20,569	394
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			394
b. From all other trading			394
c. Total gain (loss)			395
3. Gains or losses on firm securities investment accounts			395
4. Profit (loss) from underwriting and selling groups			395
5. Revenue from sale of investment company shares			397
6. Commodities revenue		108,207	399
7. Fees for account supervision, investment advisory and administrative services			397
8. Other revenue		70	399
9. Total revenue	$	128,846	403

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$		412
11. Other employee compensation and benefits		39,614	411
12. Commissions paid to other broker-dealers		54,100	414
13. Interest expense		3,660	407
a. Includes interest on accounts subject to subordination agreements 3,660 [4070]			
14. Regulatory fees and expenses		2,416	419
15. Other expenses		31,677	410
16. Total expenses	$	131,467	420

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(2,621)	421
18. Provision for Federal income taxes (for parent only)			422
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			422
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			422
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			422
22. Net income (loss) after Federal income taxes and extraordinary items	$	(2,621)	423

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		421

The accompanying notes are an integral part of these financial statements

BARWELL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,621)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		238
Increase in receivables from brokers		1,325
Decrease in accounts payable and accrued expenses		(2,386)
Cash Used By Operating Activities		(3,444)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of treasury stock		(153)
NET DECREASE IN CASH		(3,597)
CASH BALANCE - BEGINNING OF YEAR		28,854
CASH BALANCE - END OF YEAR	$	25,257
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	3,660
Cash paid during the year for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation **as of** 11/30/04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			455
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			456
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Mesirow Financial	4335	X	457
D. (k) (3)—Exempted by order of the Commission			458

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation as of 11/30/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ (2,679)	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			(2,679)	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			30,500	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 27,821	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 477	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(477)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 27,344	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 27,344	3750

OMIT PENNIES

There are no differences in the computation of net capital as of November 30, 2004 between the above computed net capital and the unaudited filing of Part IIA of the Focus report submitted by the Company.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corpration — as of 11/30/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 53	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 22,344	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 27,264	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 798	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 798	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 3	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 38	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See "Independent Auditor's Report"

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	NONE 4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation

For the period (MMDDYY) from 12/01/03 to 11/30/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 95	424
A. Net income (loss)			(2,621)	425
B. Additions (Includes non-conforming capital of	$	4262)		426
C. Deductions (Includes non-conforming capital of	$	4272)	(153)	427
2. Balance, end of period (From item 1800)			$ (2,679)	429

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 30,500	430
A. Increases		431
B. Decreases		432
4. Balance, end of period (From item 3520)	$ 30,500	433

OMIT PENNI

The accompanying notes are an integral part of these financial statements

BARWELL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - The Company operates as a stockbroker handling trades on all major exchanges for customers predominantly in central Iowa. The trades are handled through a brokerage clearing house. Receivables represent commissions earned on trading transactions and are due from brokers and dealers. Management considers these receivables to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less an allowance for accumulated depreciation. The cost of the property and equipment is depreciated over the estimated useful lives of the related assets. The net book value (cost less accumulated depreciation of $4,375) of property and equipment was $477. Depreciation expense for the year was $238.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CONCENTRATIONS - The Company handles a majority of its trades through a single securities broker and dealer and a single future commission merchant. The receivables from brokers arise from these entities.

TRANSACTIONS RECORDING POLICY - Customers' securities and commodities transactions are recorded on a trade date basis with related commission income and expenses recovered on a trade date basis.

NOTE B - SUBORDINATED LOANS

Borrowings subordinated to the claims of general creditors totaling $30,500 have been contributed under agreements requiring annual interest payments at 12%. Scheduled maturities of these unsecured notes payable are as follows:

Year ending November 30,	
2006	$ 2,500
2007	28,000
	$ 30,500

These borrowings are outstanding notes payable to certain shareholders. Interest expense on these related party notes totaled $3,660 during 2004.

NOTE C - INCOME TAXES

The Company has approximately $105,000 of unused net operating loss carryforwards at November 30, 2004 that are available to apply against future taxable income. As it is unclear whether the Company will generate sufficient taxable income to utilize the net operating loss carryforwards, the Company has recognized a valuation allowance for the full amount of the deferred tax asset generated by the loss carryforwards. The net operating loss carryforwards begin to expire in 2005.

Deferred tax asset arising from net operating loss carryforwards	$ 21,543
Valuation allowance	(21,543)
Net deferred tax asset	$ -

NOTE D - COMMITMENTS

The Company leases its office under an operating lease requiring monthly rental payments of $525. Office lease expense for the year ended November 30, 2004 totaled $6,583. The lease expires in August 2005.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2004, the Company had net capital of $27,344, which was $22,344 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

McGowen
Hurst
Clark
& Smith, P.C.
Certified Public Accountants
Business Advisors

David W. Hurst, CPA
Kathleen A. Koenig, CPA
Robert R. McGowen, CPA
Michael W. McNichols, CPA
Thomas J. Pflanz, CPA
John A. Schmidt, CPA
Daniel A. Schwarz, CPA
S. James Smith, CPA

To the Board of Directors
Barwell Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Barwell Securities Corporation (the Company) for the year ended November 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1601 West Lakes Parkway, Suite 300
West Des Moines, Iowa 50266
515-288-3279 • Fax: 515-280-1490

www.mhcscpa.com
Member of CPAmerica International
and the American Institute of Certified Public Accountants
Founded in 1946

106 E. Jefferson Street, P.O. Box 312
Winterset, Iowa 50273-0312
515-462-1882 • Fax: 515-462-1577

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users.

McGowen, Hurst, Clark & Smith, P.C.

West Des Moines, Iowa
December 17, 2004